August 25, 2017

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

Washington, D.C. 20549

ATTN:	Amanda Ravitz, Assistant Director

Re:	Intermolecular, Inc.

Form 10-K for the fiscal year ended December 31, 2016

Filed March 3, 2017

File No. 001-35348

Dear Sir:

On behalf of Intermolecular, Inc., a Delaware corporation (the “Company”), we hereby submit this letter in response to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from the Staff dated August 21, 2017 (the “Staff Letter”) regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

In connection with the Company’s response to the comment set forth in the Staff Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The following responses are numbered in accordance with the comments in the Staff Letter. For your convenience, we restate the comment from the Staff Letter in bold before each response.

Form 10-K cover page

1.	We note from your Form 10-K that the aggregate market value of your common stock held by non-affiliates was approximately $37.8 million at June 30, 2016. We further note that you indicated you are a non-accelerated filer rather than a smaller reporting company. Please provide us with your analysis as to why you do not believe you are a smaller reporting company. Refer to Exchange Act Rule 12b-2 and Item 10(f)(2)(iii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it believes it should have indicated its status a smaller reporting company, rather than a non-accelerated filer. The Company respectfully advises the Staff that the Company will indicate in future Form 10-K filings that it is a smaller reporting company, as applicable.

Item 1. Business, page 4

2.	You disclose that you address “many industries, including the semiconductor, consumer electronics, aerospace and automotive industries.” Revise your future filings to clarify whether you have derived a material amount of revenues from the development of technology related to any of the markets you disclose.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will revise the relevant disclosure in future filings, as applicable.

3.	On page 9 you disclose that your new business model is based on “value pricing of the basic offering.” In future filings, please detail the terms of the basic offering and value pricing. Also, discuss whether your typical engagement includes a royalty of license fee.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the disclosure and discussion in future filings, as applicable.

*        *        *

We hope the foregoing is responsive to your comments. Please indicate receipt of this letter by date-stamping the enclosed copy of the letter and returning it in the envelope provided. Please do not hesitate to contact me by telephone at +1.408.582.5501, by fax at +1.408.582.5401 or by email at chris@intermolecular.com if you have any questions regarding this correspondence.

Very truly yours,

/s/ Christian F. Kramer

Christian F. Kramer, Intermolecular, Inc. President and Chief Executive Officer Intermolecular, Inc.

cc:	Bill Roeschlein, Intermolecular, Inc.

Patrick A. Pohlen, Latham & Watkins LLP

Tad J. Freese, Latham & Watkins LLP